FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	First quarter 2010 earnings preview.

Preview of the 1Q10

income statement

Madrid, 29 April 2010

Repsol YPF S.A.
1Q 2010 Earnings Preview

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Repsol YPF S.A.
1Q 2010 Earnings Preview

Considerable improvement in the business variables

Unaudited figures (IFRS)

FIRST QUARTER 2010 RESULTS	1Q 2009 (*)	4Q 2009	1Q 2010	% Variation 1Q10/1Q09

CCS REPORTED EARNINGS (M€)
CCS OPERATING INCOME	980	610	1,336	36.3
CCS NET INCOME	549	167	555	1.1

CCS PROFORMA INDICATORS (M€)
CCS ADJUSTED OPERATING INCOME	762	750	1,260	65.4
CCS ADJUSTED NET INCOME	434	241	508	17.1

REPORTED EARNINGS (M€)
OPERATING INCOME	957	681	1,538	60.7
NET INCOME	529	211	688	30.1

PROFORMA INDICATORS (M€)
ADJUSTED OPERATING INCOME	739	821	1,462	97.8
ADJUSTED NET INCOME	414	285	641	54.8

EARNINGS PER SHARE
Euros per share	0.44	0.17	0.56	27.3
Dollars per share	0.58	0.25	0.76	31.0

(*)	To facilitate the comparison of first quarter 2010 figures, the first quarter 2009 figures mentioned in this earnings preview were properly amended according to accounting standards and as a result of the change in the accounting classification of the stake in the Alberto Pasqualini Refap, S.A. Group. (See Section 5: Comparison of information).

FIRST QUARTER 2010 MAIN HIGHLIGHTS AND KEY FINANCIAL FIGURES

•

Operating income in the quarter was 60.7% higher than in the same quarter a year earlier and 125.8% higher than that of the previous quarter, showing the upward trend in results. Adjusted operating income in the quarter was 97.8% higher than in the same quarter a year earlier and 78.1% higher than that of the previous quarter.

•

In comparison with the first quarter last year, CCS adjusted operating income was mainly affected by higher oil and gas prices, increased production and an improved mix in Upstream, better performance of the chemicals business and by enhanced earnings at YPF and Gas Natural Fenosa, despite narrower refining margins.

•

Production in this quarter was 350 Kboepd, 10.4% more than in the same quarter in 2009. This increase, mainly affecting liquids, which now represent 43% of total production in the quarter, improved the production mix. Production of liquids in the Shenzi field in the United States was largely responsible for this increased volume.

•

The Group’s net financial debt (ex Gas Natural Fenosa) at the end of the first quarter amounted to 4,843 M€ slightly below year-end 2009. EBITDA generated in this quarter, 33% more than in the previous quarter, was sufficient to cover net investments and the increase in trade working capital, which was particularly high as a result of higher international oil prices. The net debt/capital employed ratio at the end of first quarter was 15.9% in comparison with 16.7% at 31 December 2009.

•	A new discovery was announced at the Perla field in shallow waters of the Gulf of Venezuela, increasing estimated gas resources by 30% to approximately 9 to 10 Tcf.

•	In Guará North (Brazil), the Company found a reservoir of similar quality as the first well in Guara and work is currently ongoing to conduct a production test using the same rig.

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1Q 2010 Earnings Preview

1.- BREAKDOWN OF RESULTS BY BUSINESS AREA

1.1.- UPSTREAM

Unaudited figures (IFRS)

	1Q 2009	4Q 2009	1Q 2010	% Variation 1Q10/1Q09
OPERATING INCOME (M€)	185	163	432	133.5
ADJUSTED OPERATING INCOME (M€)	185	225	432	133.5
LIQUIDS PRODUCTION (Thousand boepd)	113	149	151	33.3
GAS PRODUCTION (*) (Million scf/d)	1,146	1,124	1,119	-2.3
TOTAL PRODUCTION (Thousand boepd)	317	349	350	10.4
INVESTMENTS (M€)	314	180	138	-56.1
EXPLORATION EXPENSE (M€)	28	176	78	178.6

INTERNATIONAL PRICES	1Q 2009	4Q 2009	1Q 2010	% Variation 1Q10/1Q09
Brent ($/Bbl)	44.5	74.5	76.4	71.7
WTI ($/Bbl)	43.3	76.1	78.9	82.2
Henry Hub ($/MBtu)	4.9	4.2	5.3	8.2

REALISATION PRICES	1Q 2009	4Q 2009	1Q 2010	% Variation 1Q10/1Q09
OIL ($/Bbl)	39.6	69.4	72.2	82.3
GAS ($/Thousand scf)	2.5	2.6	2.7	8.0

(*)	1,000 Mcf/d = 28.32 Mm3/d = 0.178 Mboed

Adjusted operating income in first quarter 2010 was 432 M€, increasing 133.5% in comparison with first quarter 2009.

The 247 M€ quarter-on-quarter difference is mainly explained by higher prices and larger production volumes:

•

Oil and, to a lower extent, gas realisation prices, net of the effect of royalties, had a positive impact of 248 M€. The 82.3% increase in oil realisation prices is greater than the improvement in the price of Brent because of the variation in the sales mix, with sales in the United States having a larger weighting following the start-up of Shenzi, and those in Libya because of the increased quota.

•	Increased production volumes, particularly in liquids, had a positive impact of 184 M€.

•	The higher exploration expense, resulting from greater activity, reduced income by 55 M€.

•	The depreciation of the dollar against the euro diminished income by 27 M€.

•	Lastly, higher depreciation charges, as a result of increased production volume in the United States, and other minor items explain the remaining difference.

Production in this quarter totalled 350 Kboepd, 10.4% more than in the same year-ago period. Production growth, mainly liquids, improved the production mix. This greater volume is mainly attributable to liquids production in the Shenzi field in the United States, the increased quota in Libya, and the incorporation of Barua Motatan field in Venezuela, although this was partially offset by lower gas production due to the change in the production sharing coefficient in the Algerian contract and the impact of higher PSC prices, combined with fewer gas deliveries to PDVSA and the sale of Barrancas in Venezuela.

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Repsol YPF S.A.
1Q 2010 Earnings Preview

Investments

Investments in first quarter 2010 in Upstream amounted to 138 M€. Investments in development accounted for 55% of the total amount, mainly spent in Trinidad & Tobago (34%), Libya (17%), Spain (14%) and in Peru (12%). Investments in exploration accounted for 43% of the total amount and were mainly earmarked for Brazil and Venezuela.

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1Q 2010 Earnings Preview

1.2.- LNG

Unaudited figures (IFRS)

	1Q 2009	4Q 2009	1Q 2010	% Variation 1Q10/1Q09
OPERATING INCOME (M€)	11	-100	34	209.1
ADJUSTED OPERATING INCOME (M€)	11	11	34	209.1
ELECTRICITY PRICES IN THE SPANISH ELECTRICITY POOL (€/MWh)	43.0	32.9	25.5	-40.7
LNG SALES (TBtu)	38.5	46.3	53.7	39.5
INVESTMENTS (M€)	30	22	16	-46.7

1 TBtu= 1,000,000 MBtu

1 bcm= 1,000 Mm3= 39.683 TBtu

Adjusted operating income in first quarter 2010 was 34 M€ vs. 11 M€ posted in the same quarter last year.

Income growth in first quarter were mainly the result of increased LNG sales volumes and margins, in addition to the contribution of regasification revenues in 1Q10 from the Canaport plant, which started commercial operations last November 2009.

Investments

Investments in first quarter in the LNG division totalled 16 M€, most of which amount was spent in the construction of the third tank at the Canaport, terminal which will be operational in the second quarter.

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1Q 2010 Earnings Preview

1.3.- DOWNSTREAM

Unaudited figures (IFRS)

	1Q 2009	4Q 2009	1Q 2010	% Variation 1Q10/1Q09
CCS OPERATING INCOME (M€)	333	106	188	-43.5
CCS ADJUSTED OPERATING INCOME (M€)	328	95	186	-43.3

	1Q 2009	4Q 2009	1Q 2010	% Variation 1Q10/1Q09
OPERATING INCOME (M€)	310	177	390	25.8
ADJUSTED OPERATING INCOME (M€)	305	166	388	27.2
OIL PRODUCT SALES (Thousand tons)	10,053	9,679	8,878	-11.7
PETROCHEMICAL PRODUCT SALES (Thousand tons)	458	599	641	40.0
LPG SALES (Thousand tons)	871	757	877	0.7
INVESTMENTS (M€)	333	422	253	-24.0
REFINING MARGIN INDICATOR ($/Bbl)	1Q 2009	4Q 2009	1Q 2010	% Variation 1Q10/1Q09
Spain	4.6	0.0	2.1	-54.3

Adjusted operating income on the basis of current cost of supplies (CCS) was 186 M€, 43.3% down year-on-year. Adjusted operating income in the first quarter of 2010, which includes 202 M€ in inventory gains, was 388 M€ in comparison with 305 M€ in the same quarter 2009 which included 23 M€ in inventory losses.

The 142 M€ drop in CCS adjusted operating income in first quarter 2010 in comparison with the same quarter in 2009 was caused by narrower refining margin due to weaker global demand for oil products, affecting capacity utilisation and, consequently, reducing exports. This impact was partially compensated by the recovery in the chemical business and strong Marketing activities.

•

In the Refining business, the adverse 189 M€ impact of was due to narrower international margins and lower distillate volumes. Weaker demand and programmed maintenance activity at the Bilbao refinery were the main factors behind the drop in distillate volumes.

•

The positive performance of the Marketing business increased operating income by 10 M€ supported by the consistently strong margins and the improved sales mix which was biased towards high margin products.

•	Chemical activities, with higher volumes and margins in comparison with the lows recorded in the first quarter last year had a positive impact of 73 M€.

•	Lastly, in the LPG business, the narrower bottled LPG margins because of the time lag effect, plus other minor items explain the remaining difference.

Investments

Investments in Downstream in first quarter 2010 amounted to 253 M€, which amount was mainly spent in enlargement and conversion projects at the Cartagena refinery and in the fuel oil reductor unit at the Bilbao facilities.

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1Q 2010 Earnings Preview

1.4.- YPF

Unaudited figures (IFRS)

	1Q 2009	4Q 2009	1Q 2010	% Variation 1Q10/1Q09
OPERATING INCOME (M€)	323	358	411	27.2
ADJUSTED OPERATING INCOME (M€)	152	331	420	176.3
LIQUIDS PRODUCTION (Thousand boepd)	323	296	308	-4.7
GAS PRODUCTION (*) (Million scf/d)	1,558	1,280	1,357	-12.9
TOTAL PRODUCTION (Thousand boepd)	601	524	550	-8.5
OIL PRODUCT SALES (Thousand tons)	3,539	3,458	3,483	-1.6
PETROCHEMICAL PRODUCT SALES (Thousand tons)	270	407	309	14.5
LPG SALES (Thousand tons)	113	85	103	-9.3
INVESTMENTS (M€)	236	338	241	2.1
INDICATORS	1Q 2009	4Q 2009	1Q 2010	% Variation 1Q10/1Q09
OIL REALISATION PRICES ($/Bbl)	39.3	44.4	46.7	18.8
GAS REALISATION PRICES (**) ($/Thousand scf)	2.8	2.6	3.1	10.7
PETROCHEMICAL DERIVATIVES ($/ton)	188	235	262	39.4

(*)	1,000 Mcf/d = 28.32 Mm3/d = 0.178 Mboepd
(**)	Includes sales to Downstream and before Withholdings.

Adjusted operating income was 420 M€ in first quarter 2010, 176.3% higher than the 152 M€ recorded in first quarter 2009.

The most significant year-on-year variations, which resulted in a 268 M€ increase in adjusted operating income, are based on higher domestic prices in dollars and major international benchmarks, combined with stable costs, despite country’s inflation:

•	Higher dollar prices for liquids in the domestic market had a positive impact of 163 M€.

•	Increased fuel sales volumes contributed 23 M€ to operating income.

•	Higher revenues from exports and from products sold domestically, the price of which depends on international prices, had a positive impact of 133 M€.

•	In relation to gas, higher prices, mainly in the industrial sector were unable to offset lower volumes, resulting in a negative 35 M€ variation in operating income.

•	Other items, mainly the positive impact of Petróleo Plus, explain the remaining variations.

Production in this quarter was 8.5% lower than in the same quarter last year because of natural field decline. Gas production fell 12.9%, more than the 4.7% drop in oil since the Company is concentrating its investment efforts on oil production thanks to the benefits of the Petroleo Plus program.

Investments

Investments in first quarter 2010 at YPF totalled 241 M€, of which amount, 204 M€ were spent in Exploration and Production and 95.5% of this amount in development projects.

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1Q 2010 Earnings Preview

1.5.- GAS NATURAL FENOSA

Unaudited figures (IFRS)

	1Q 2009	4Q 2009	1Q 2010	% Variation 1Q10/1Q09
OPERATING INCOME (M€)	169	188	256	51.5
ADJUSTED OPERATING INCOME (M€)	169	185	256	51.5
INVESTMENTS (M€)	1,963	220	118	-94.0

Adjusted operating income in first quarter 2010 in Gas Natural Fenosa amounted to 256 M€, 51.5% higher than the 169 M€ posted in the same year-ago quarter.

The 87 M€ increase was mainly the result of the integration of Unión Fenosa’s operating income in Gas natural SDG’s scope of consolidation.

Investments

Investments by Gas Natural Fenosa corresponding to the proportional consolidation of 30.01% in Repsol during first quarter 2010 were 118 M€. This amount was spent mainly in Gas and Power Distribution activities in Spain and in Latin America, and in Power Generation in Spain and Mexico.

1.6.- CORPORATE AND OTHERS

This caption reflects operating income/expenses not attributable to operating areas.

An adjusted expense of 68 M€ was recorded in first quarter 2010 versus a net expense of 83 M€ in first quarter 2009.

Repsol sold a 5% stake in Compañía Logística de Hidrocarburos (CLH) for 145 M€ during this quarter, thereby reducing its stake to 10%.

Capital gains, mentioned in previous paragraph, net of other non-recurring charges total 83 M€.

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1Q 2010 Earnings Preview

2.- FINANCIAL INCOME/CHARGES AND DEBT

(*) This caption reflects data on the Group’s (excluding Gas Natural Fenosa) financial income/charges and financial situation. Consolidated Group data are included in the tables detailing first quarter 2010 results (page 24 of this earnings preview).

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT (M€) – GROUP EX GAS NATURAL FENOSA	4Q09	1Q10	% Variation 1Q10/4Q09
NET DEBT AT THE START OF THE PERIOD	4,271	4,905	14.8
EBITDA	-1,499	-1,998	33.3
VARIATION IN TRADE WORKING CAPITAL	240	697	190.4
INVESTMENTS (1)	953	656	-31.2
DIVESTMENTS (2)	-39	-159	307.7
DIVIDENDS (including affiliates) (3)	537	66	-87.7
TRANSLATION DIFFERENCES	142	313	120.4
TAXES PAID	291	307	5.5
INTEREST EXPENSE AND OTHER MOVEMENTS	9	56	522.2
NET DEBT AT THE CLOSE OF THE PERIOD	4,905	4,843	-1.3
NET DEBT + PREFERENCE SHARES AT THE CLOSE OF THE PERIOD	8,453	8,433	-0.2

Debt ratio
CAPITAL EMPLOYED (M€)	29,346	30,378	3.5
NET DEBT / CAPITAL EMPLOYED (%)	16.7	15.9	-4.8
NET DEBT + PREFERENCE SHARES/ CAPITAL EMPLOYED (%)	28.8	27.8	-3.5
ROACE before non-adjusted items (%)	5.9	10.3	74.6

(1)	2 M€ financial investments were made in first quarter 2010 which are not reflected in this table.
(2)	There were also 15 M€ in financial divestments in first quarter 2010.
(3)	The dividends figure includes tax withholdings paid in January (62 M€) relating to the interim dividend for 2009 paid in December 2009.

The Group’s net financial debt, excluding Gas Natural Fenosa amounted to 4,843 M€ at the end of March 2010 slightly below the net debt at year-end 2009.

EBITDA generated in the period, 33% higher than in the previous quarter, which, coupled with divestments, made it possible to cover investments and the increase in trade working capital, particularly high this quarter as a result of higher oil prices which affect inventories; without increasing net debt. During this quarter, Petronor sold its stake in CLH, totalling a divestment of 145 M€.

The net debt/capital employed ratio at 31 March for the consolidated Group, ex Gas Natural Fenosa, stood at 15.9% in comparison with 16.7% at the end of 2009. Taking preference shares into account, the ratio was 27.8%.

The Group’s net financial expenses at 31 March 2010 (ex Gas Natural Fenosa) was 171 M€ versus 11 M€ in the same quarter last year. The following aspects are worth mentioning:

•	Net interest expense: increased by 5 M€. The impact of the higher average debt volume in the period was partially offset by lower interest rates than in first quarter 2009.

•	Hedging positions income (expense):

The significant impact of the strong depreciation of the Argentinean peso versus the U.S. dollar produced an income of 111 M€ from hedging positions in first quarter 2009 since YPF’s functional currency is the USD and the balance sheet reflects a net receivables financial position.

In the first quarter 2010, the USD appreciated against the Euro and, accordingly, operating income reflects currency exchange gains.

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1Q 2010 Earnings Preview

Hedging losses were caused mainly by the devaluation of the “strong” Venezuelan Bolivar and by transactions denominated in the Brazilian real following the incorporation of REFAP in the scope of consolidation.

•

Other financial expenses: The 24 M€ increase was mainly due to the incorporation in March 2009 of finance lease expenses for the transport of natural gas from Canada marketed in the United States through the gas pipeline.

Unaudited figures (IFRS)

FINANCIAL INCOME/EXPENSES OF THE GROUP EX GAS NATURAL FENOSA (M€)	1Q 2009	4Q 2009	1Q 2010	% Variation 1Q10/1Q09
NET INTEREST EXPENSE (incl. preference shares)	-87	-92	-92	5.7
HEDGING POSITIONS INCOME/EXPENSE	111	-36	-27	—
UPDATE OF PROVISIONS	-45	-59	-31	-31.1
CAPITALISED INTEREST	36	25	29	-19.4
OTHER FINANCIAL INCOME/EXPENSES	-26	-30	-50	92.3

TOTAL	-11	-192	-171	—

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1Q 2010 Earnings Preview

3.- OTHER CAPTIONS IN THE PROFIT AND LOSS ACCOUNT

3.1.- TAXES

The corporate tax rate in first quarter 2010 was 43.0%. Taxes accrued in first quarter 2010 totalled 554 M€.

3.2.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures (IFRS)

BREAKDOWN OF UNCONSOLIDATED AFFILIATES (M€)	1Q 2009	4Q 2009	1Q 2010	% Variation 1Q10/1Q09
UPSTREAM	-0.8	2.2	2.5	—
LNG	15.8	4.0	12.0	-24.1
DOWNSTREAM	3.1	6.4	12.4	300.0
YPF	0.5	5.3	0.1	-80.0
Gas Natural Fenosa	8.7	0.5	1.1	-87.4

TOTAL	27.3	18.4	28.1	2.9

Income from minority interests in first quarter 2010 totalled 28 M€ versus 27 M€ in the same year-ago period.

Lower income at LNG was due to the drop in income at Atlantic LNG. In Downstream, income growth was mainly driven by the higher contribution from CLH. In Gas Natural, the drop was due to the fact that Unión Fenosa was carried by the equity method.

3.3.- MINORITY INTERESTS

Adjusted income attributable to minority interests in first quarter 2010 was 59 M€ versus 41 M€ in first quarter 2009. This caption mainly reflects the minority interests in 14.9% of YPF earnings following the divestment made in February 2008.

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1Q 2010 Earnings Preview

4.- HIGHLIGHTS

Since the publication of fourth quarter 2009 results, the most relevant items announced by the Company were as follows:

In Upstream, in February 2010, an agreement with the Venezuelan authorities was executed for incorporating the Barúa-Motatán production area, located in the Maracaibo Lake basin, as an asset which will be operated by the Petroquiriquire, S.A. joint venture in which Repsol holds a 40% stake. This asset was effectively incorporated in Petroquiriquire on 10 February 2010.

On 17 March 2010, Repsol was awarded 16 new exploration blocks in “Lease Sale” 213 in the U.S. Gulf of Mexico, consolidating the Company’s important portfolio of exploration projects in this deep water area.

On 28 March, Bolivian President Evo Morales and Argentinean President Cristina Fernández met in Sucre, with Repsol’s chairman also present, to sign the gas purchase-sale agreement between both countries, which will make Repsol the main supplier. This agreement makes the Margarita-Huacaya mega gas field, operated by Repsol with a 37.5% stake, the main source of supply of Bolivian gas to Argentina, ensuring the profitability of the field’s future development.

On 12 April, Repsol increased its estimated gas resources at the Perla field (in shallow waters in the Gulf of Venezuela, discovered initially with the Perla 1X well) by at least 30% following the production tests at the Perla 2X well. Repsol, jointly with the Italian Eni (50% each), operates the consortium which discovered block Cardón IV, where the Perla mega field is located. The Venezuelan State oil company, PDVSA, will acquire a 35% stake in the consortium (Repsol and Eni will each keep a 32.5% interest) for the subsequent development phase of the block.

On 8 April, Repsol and Enagás executed an agreement under which Repsol sells Enagás its 82% stake in the Gaviota underground natural gas storage facilities for 86.9 M€, after securing the necessary authorisations from the administration and anti-trust authorities.

In the Corporation, the Board of Director, meeting on 24 February, unanimously approved a resolution to propose at the forthcoming Annual General Meeting, payment of a 0.425€ gross per share final dividend payable as of 8 July 2010. With this proposal, which should be approved by the AGM, the gross dividend for 2009 will be 0.85€ per share, 19% less than the dividend paid in the previous year.

On 25 March, Repsol, Petronor, and BBK, executed an agreement pursuant to which, BBK acquired, for 145 M€, a 5% stake in Compañía Logística de Hidrocarburos (CLH), which Repsol held indirectly through Petronor. With this transaction, Repsol reduces its stake in CLH to 10% and maintains a competitive bidding process, with Citigroup acting as the advisor, for divesting an additional 5% in the logistics company. As part of this deal, Petronor transferred to Repsol, its remaining 0.33% stake in CLH under the same conditions as the transaction with BBK.

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1Q 2010 Earnings Preview

5.- COMPARISON OF INFORMATION

On 1 July 2008, the Group’s stake in Alberto Pacualini Refap, S.A. (REFAP) was classified as a “Non-current asset held for sale” in accordance with the provisions of IAS 5 Non-current assets held for sale and discontinued operations. Nevertheless, because of the unfavourable global scenario of this asset’s business sector and the widespread financial crisis, the sales process initiated by the Group was not concluded successfully. Consequently, the stake in REFAP was again proportionally incorporated in fourth quarter 2009 in the Group’s financial statements.

To facilitate the comparison of 2010 and 2009, in accordance with the applicable accounting standard (IAS 31 Interests in joint ventures) the figures for first quarter 2009 included in this earnings preview, were properly amended, integrating this company proportionally during the above-mentioned period. The year-on-year variations in the previously published financial statements for 2009 and those in this earnings preview are detailed in the following table:

	FIRST QUARTER 2009 FIGURES
	Reported 2009	REFAP Integration	Reported 2010

EBITDA	1,443	28	1,471
Revenues from continous operations before financial expenses	11,292	284	11,576
Income from continuous operations before financial expenses	940	17	957
Financial expenses	(37)	5	(32)
Income before income tax and income of associates	903	22	925
Income tax	(356)	(9)	(365)
Share in income of companies carried by the equity method	27	—	27
Income for the period from discontinued activities	—	—	—
Income for the period	574	13	587

ATTRIBUTABLE TO:

Minority interests	58	—	58

EQUITY HOLDERS OF THE PARENT	516	13	529

Madrid, April 29 2010

Investor Relations

E-mail: inversores@repsolypf.com

Website: www.repsol.com

Pº Castellana 278-280

28046 Madrid (Spain)

T: 34 917 53 55 48

F: 34 913 48 87 77

A teleconference for analysts and institutional investors is scheduled today, 29 April, at 2:00 p.m. (CET) to report on Repsol’s first quarter 2010 results.

The teleconference can be followed live at Repsol’s website (www.repsol.com). A recording of the entire event will be available for at least one month at the company’s website www.repsol.com for investors and any interested party.

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1Q 2010 Earnings Preview

TABLES
1Q 2010 RESULTS

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REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q09	4Q09	1Q10

EBITDA	1,471	1,828	2,397
Income from continuous operations before financial expenses	957	681	1,538
Financial expenses	(32)	(263)	(249)
Income before income tax and income of associates	925	418	1,289
Income tax	(365)	(186)	(554)
Share in income of companies carried by the equity method	27	18	28
Income for the period from discontinued activities	—	12	—
Income for the period	587	262	763

ATTRIBUTABLE TO:

Minority interests	58	51	75

EQUITY HOLDERS OF THE PARENT	529	211	688

Earnings per share accrued by parent company (*)
* Euro/share	0.44	0.17	0.56
* $/ADR	0.58	0.25	0.76

(*)	The issued share capital of Repsol YPF, S.A. consists of 1,220,863,463 shares. Earnings per share is calculated considering the average number of outstanding shares and including own shares held by the Company. The average number of outstanding shares was 1,208,634,035 in first quarter 2009, 1,217,750,630 in fourth quarter 2009 and 1,220,863,463 in first quarter 2010.

Dollar/euro exchange rate at date of closure of each quarter

1.331 dollars per euro in 1Q09

1.441 dollars per euro in 4Q09

1.348 dollars per euro in 1Q10

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Repsol YPF S.A.
1Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	1Q09
	Total	Non recurrent	Adjusted

Income from continuous operations before financial expenses	957	(218)	739
Upstream	185	—	185
LNG	11	—	11
Downstream	310	(5)	305
YPF	323	(171)	152
Gas Natural Fenosa	169	—	169
Corporate and others	(41)	(42)	(83)
Financial expenses	(32)	—	(32)
Income before income tax and income of associates	925	(218)	707
Income tax	(365)	86	(279)
Share in income of companies carried by the equity method	27	—	27
Income for the period from discontinued activities	—	—	—
Income for the period	587	(132)	455

ATTRIBUTABLE TO:

Minority interests	58	(17)	41

EQUITY HOLDERS OF THE PARENT	529	(115)	414

	4Q09
	Total	Non recurrent	Adjusted

Income from continuous operations before financial expenses	681	140	821
Upstream	163	62	225
LNG	(100)	111	11
Downstream	177	(11)	166
YPF	358	(27)	331
Gas Natural Fenosa	188	(3)	185
Corporate and others	(105)	8	(97)
Financial expenses	(263)	—	(263)
Income before income tax and income of associates	418	140	558
Income tax	(186)	(56)	(242)
Share in income of companies carried by the equity method	18	—	18
Income for the period from discontinued activities	12	(12)	—
Income for the period	262	72	334

ATTRIBUTABLE TO:

Minority interests	51	(2)	49

EQUITY HOLDERS OF THE PARENT	211	74	285

	1Q10
	Total	Non recurrent	Adjusted

Income from continuous operations before financial expenses	1,538	(76)	1,462
Upstream	432	—	432
LNG	34	—	34
Downstream	390	(2)	388
YPF	411	9	420
Gas Natural Fenosa	256	—	256
Corporate and others	15	(83)	(68)
Financial expenses	(249)	—	(249)
Income before income tax and income of associates	1,289	(76)	1,213
Income tax	(554)	13	(541)
Share in income of companies carried by the equity method	28	—	28
Income for the period from discontinued activities	—	—	—
Income for the period	763	(63)	700

ATTRIBUTABLE TO:

Minority interests	75	(16)	59

EQUITY HOLDERS OF THE PARENT	688	(47)	641

Repsol YPF S.A	17

Repsol YPF S.A.
1Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL EXPENSES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q09	4Q09	1Q10
Upstream	561	926	1,003
USA and Brazil	44	221	206
North of Africa	144	218	253
Rest of the world	393	519	560
Adjustments	(20)	(32)	(16)

LNG	284	223	336

Downstream	7,668	8,894	8,397
Europe	7,133	8,277	7,809
Rest of the world	834	1,082	1,130
Adjustments	(299)	(465)	(542)

YPF	2,298	2,318	2,502
Upstream	1,325	1,032	1,153
Downstream	1,604	1,796	2,118
Corporate	56	115	59
Adjustments	(687)	(625)	(828)

Gas Natural Fenosa	979	1,353	1,551

Corporate & others	(214)	(378)	(213)

TOTAL	11,576	13,336	13,576

Repsol YPF S.A	18

Repsol YPF S.A.
1Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL EXPENSES BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q09	4Q09	1Q10
Upstream	185	163	432
USA and Brazil	1	32	38
North of Africa	89	48	198
Rest of the world	95	83	196

LNG	11	(100)	34

Downstream	310	177	390
Europe	246	146	352
Rest of the world	64	31	38

YPF	323	358	411
Upstream	354	187	254
Downstream	(1)	169	188
Corporate	(30)	2	(31)

Gas Natural Fenosa	169	188	256

Corporate & others	(41)	(105)	15

TOTAL	957	681	1,538

Repsol YPF S.A	19

Repsol YPF S.A.
1Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q09	4Q09	1Q10
Upstream	310	556	666
USA and Brazil	10	199	167
North of Africa	110	171	213
Rest of the world	190	186	286

LNG	29	42	66

Downstream	454	307	498
Europe	370	248	434
Rest of the world	84	59	64

YPF	529	677	810
Upstream	503	474	601
Downstream	45	214	232
Corporate	(19)	(11)	(23)

Gas Natural Fenosa	235	329	399

Corporate & others	(86)	(83)	(42)

TOTAL	1,471	1,828	2,397

Repsol YPF S.A	20

Repsol YPF S.A.
1Q 2010 Earnings Preview

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q09	4Q09	1Q10

Upstream	314	180	138
USA and Brazil	84	67	47
North of Africa	86	15	13
Rest of the world	144	98	78

LNG	30	22	16

Downstream	333	422	253
Europe	316	396	230
Rest of the world	17	26	23

YPF	236	338	241
Upstream	198	198	204
Downstream	27	114	33
Corporate	11	26	4

Gas Natural Fenosa	1,963	220	118

Corporate & others	56	10	10

TOTAL	2,932	1,192	776

Repsol YPF S.A	21

Repsol YPF S.A.
1Q 2010 Earnings Preview

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2009	MARCH 2010
NON-CURRENT ASSETS
Goodwill	4,733	4,877
Other intangible assets	2,085	2,723
Property, Plant and Equipmment	31,900	32,602
Investment property	35	33
Equity-accounted financial investments	531	576
Non-current financial assets
Non-current financial instruments	1,559	1,655
Others	173	185
Deferred tax assets	2,021	2,199
Other non-current assets	273	318

CURRENT ASSETS

Non-current assets classified as held for sale (*)	746	696
Inventories	4,233	5,006
Trade and other receivables	6,773	7,363
Other current financial assets	713	768
Cash and cash equivalents	2,308	2,868

TOTAL ASSETS	58,083	61,869

TOTAL EQUITY
Attributable to equity holders of the parent	19,951	21,334
Attributable to minority interests	1,440	1,569

NON-CURRENT LIABILITIES

Subsidies	124	73
Non-current provisions	3,097	3,336
Non-current financial debt	15,411	15,843
Deferred tax liabilities	3,395	3,562
Other non-current liabilities
Current debt for finance leases	1,919	2,008
Others	753	824

CURRENT LIABILITIES

Liabilities associated with non-current assets held for sale (*)	185	223
Current provisions	282	285
Current financial liabilities	3,499	3,801
Trade debtors and other payables:
Current debt for finance leases	172	183
Other trade debtors and payables	7,855	8,828

TOTAL LIABILITIES	58,083	61,869

(*)	Assets and liabilities associated with non-current assets held for sale are included in these lines.

Repsol YPF S.A	22

Repsol YPF S.A.
1Q 2010 Earnings Preview

STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY-MARCH
	2009	2010
I.CASH FLOWS FROM OPERATING ACTIVITIES

Income before taxes and associates	925	1,289
Adjustments:
Depreciation of Property, Plant and Equipment	751	914
Other adjustments (net)	(205)	194

EBITDA	1,471	2,397

Variation in working capital	194	(812)

Dividends received	17	8
Income taxes received/(paid)	(159)	(307)
Other proceeds/(payments) from operating activities	(86)	(56)

OTHER CASH FLOWS FROM OPERATING ACTIVITIES	(228)	(355)

	1,437	1,230

II. CASH FLOWS FROM INVESTING ACTIVITIES
Investment payments
Group companies, associates, and business units	(1,978)	—
Property, plant and equipment, intangible assets and property investments	(948)	(726)
Other financial assets	(6)	(50)

Total Investments	(2,932)	(776)
Proceeds on divestments	290	177
Other cash flows

	(2,642)	(599)

III. CASH FLOWS FROM FINANCING ACTIVITIES

Receipts/Payments from equity instruments	—	—
Proceeds on issue of financial liabilities	3,870	1,762
Payments for return and amortization of financial obligations	(1,192)	(1,452)
Dividends paid	(654)	(79)
Interest paid	(137)	(256)
Other proceeds/(payments) from financing activities	(276)	(108)

	1,611	(133)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	2,922	2,308

Net cash flows (I, II y III)	406	498

Translation differences	46	62

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	3,374	2,868

Repsol YPF S.A	23

Repsol YPF S.A.
1Q 2010 Earnings Preview

FINANCIAL INCOME/CHARGES AND DEBT

Unaudited figures (IFRS)

BREAKDOWN OF NET DEBT OF THE CONSOLIDATED GROUP (M€)	4Q 2009	1Q 2010	% Variation 1Q10/4Q09

NET DEBT AT THE START OF THE PERIOD	10,607	10,928	3.0
EBITDA	-1,828	-2,397	31.1
VARIATION IN TRADE WORKING CAPITAL	402	812	102.0
INVESTMENTS (1)	1,171	774	-33.9
DIVESTMENTS (2)	-453	-162	-64.2
DIVIDENDS (including affiliates) (3)	553	79	-85.7
TRANSLATION DIFFERENCES	145	382	163.4
TAXES PAID	323	307	-4.9
UNION FENOSA DEBT	14	—	—
INTEREST EXPENSE AND OTHER MOVEMENTS	-6	203	—
NET DEBT AT THE CLOSE OF THE PERIOD	10,928	10,926	-0.0
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	14,654	14,694	0.3

Debt ratio
CAPITAL EMPLOYED (M€)	36,044	37,597	4.3
NET DEBT / TOTAL CAPITAL EMPLOYED (%)	30.3	29.1	-4.0
NET DEBT + PREFERRED SHARES / CAPITAL EMPLOYED (%)	40.7	39.1	-3.9
ROACE before non-adjusted items (%)	5.5	9.1	65.5

(1)	2 M€ financial investments were made in first quarter 2010 which are not reflected in this table.
(2)	There were also 15 M€ in financial divestments.
(3)	The dividends figure includes tax withholdings paid in January (62 M€) relating to the interim dividend for 2009 paid in December 2009.

Unaudited figures (IFRS)

FINANCIAL INCOME / EXPENSES OF THE CONSOLIDATED GROUP (M€)	1Q 2009	4Q 2009	1Q 2010	% Variation 1Q10/1Q09

NET INTEREST EXPENSE (incl. preferred shares)	-115	-164	-165	43.5
HEDGING POSITIONS INCOME/EXPENSE	120	-38	-27	—
UPDATE OF PROVISIONS	-45	-63	-34	-24.4
CAPITALISED INTEREST	38	30	33	-13.2
OTHER FINANCIAL INCOME / EXPENSES	-30	-28	-56	86.7

TOTAL	-32	-263	-249	678.1

Repsol YPF S.A	24

Repsol YPF S.A.
1Q 2010 Earnings Preview

TABLES
OPERATING HIGHLIGHTS 1Q 2010

Repsol YPF S.A	25

Repsol YPF S.A.
1Q 2010 Earnings Preview

OPERATING HIGHLIGHTS UPSTREAM

		2009	2010	% Variation 1Q10 / 1Q09
	Unit	1Q	1Q
HYDROCARBON PRODUCTION	K Boed	317	350	10.4%

Crude and Liquids production	K Boed	113	151	33.3%
USA and Brazil	K Boed	12	41	234.8%
North Africa	K Boed	40	46	15.2%
Rest of the world	K Boed	61	64	4.7%

Natural gas production	K Boed	204	199	-2.3%
USA and Brazil	K Boed	1	2	240.8%
North Africa	K Boed	14	6	-57.1%
Rest of the world	K Boed	189	191	0.8%

Repsol YPF S.A	26

Repsol YPF S.A.
1Q 2010 Earnings Preview

OPERATING HIGHLIGHTS DOWNSTREAM

		2009	2010	% Variation 1Q10 / 1Q09
	Unit	1Q	1Q
CRUDE PROCESSED	Mtoe	9.8	7.7	-20.7%
Europe	Mtoe	8.2	6.2	-24.6%
Rest of the world	Mtoe	1.6	1.6	-0.5%

SALES OF OIL PRODUCTS	Kt	10,053	8,878	-11.7%
Europe	Kt	8,522	7,244	-15.0%
–Own network	Kt	5,256	4,963	-5.6%
- Light products	Kt	4,386	4,311	-1.7%
- Other Products	Kt	870	652	-25.1%
–Other Sales to Domestic Market	Kt	1,786	1,328	-25.6%
- Light products	Kt	1,278	908	-29.0%
- Other Products	Kt	508	420	-17.3%
–Exports	Kt	1,480	953	-35.6%
- Light products	Kt	527	278	-47.2%
- Other Products	Kt	953	675	-29.2%
Rest of the world	Kt	1,531	1,634	6.7%
–Own network	Kt	418	440	5.3%
- Light products	Kt	354	375	5.9%
- Other Products	Kt	64	65	1.6%
–Other Sales to Domestic Market	Kt	808	862	6.7%
- Light products	Kt	561	639	13.9%
- Other Products	Kt	247	223	-9.7%
–Exports	Kt	305	332	8.9%
- Light products	Kt	140	113	-19.3%
- Other Products	Kt	165	219	32.7%

CHEMICALS
Sales of petrochemicals products	Kt	458	641	40.0%
Europe	Kt	412	540	31.1%
Base petrochemical	Kt	74	178	140.5%
Derivative petrochemicals	Kt	338	363	7.2%
Rest of the world	Kt	46	101	121.1%
Base petrochemical	Kt	0	25	—
Derivative petrochemicals	Kt	46	76	65.8%

LPG
LPG sales	Kt	871	877	0.7%
Europe	Kt	577	581	0.7%
Rest of the world	Kt	294	296	0.8%

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

Repsol YPF S.A	27

Repsol YPF S.A.
1Q 2010 Earnings Preview

OPERATING HIGHLIGHTS YPF

		2009	2010	% Variation 1Q10 /1Q09
	Unit	1Q	1Q
UPSTREAM
HYDROCARBON PRODUCTION	K Boed	601	550	-8.5%
Crude and Liquids production	K Boed	323	308	-4.7%
Argentina	K Boed	320	306	-4.4%
Rest of the world	K Boed	3	2	-36.1%
Natural gas production	K Boed	278	242	-12.9%
Argentina	K Boed	277	242	-12.8%
Rest of the world	K Boed	1	0	-66.5%

DOWNSTREAM
CRUDE PROCESSED	M toe	4.0	4.0	0.0%

SALES OF OIL PRODUCTS (*)	Kt	3,539	3,483	-1.6%
Own network	Kt	2,684	2,687	0.1%
Light products	Kt	2,213	2,285	3.3%
Other Products	Kt	472	402	-14.8%
Other Sales to Domestic Market	Kt	316	325	2.6%
Light products	Kt	208	175	-15.6%
Other Products	Kt	108	149	37.7%
Exports	Kt	539	472	-12.4%
Light products	Kt	186	104	-44.0%
Other Products	Kt	353	368	4.3%

PETROCHEMICALS
SALES OF PETROCHEMICALS PRODUCTS	Kt	270	309	14.5%
Base petrochemical	Kt	43	50	17.2%
Derivative petrochemicals	Kt	226	258	14.0%

LPG
LPG sales	Kt	113	103	-9.3%

Other sales to domestic market: includes sales to operators and bunker.

Exports: expressed from the country of origin.

(*)	Includes YPF S.A. + 50% Refinor + Lubricants Chile

Repsol YPF S.A	28

Repsol YPF S.A.
1Q 2010 Earnings Preview

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict. These risks and uncertainties include those factors identified in the documents filed by Repsol YPF and its subsidiaries at the Spanish Comisión Nacional del Mercado de Valores (CNMV), the Comisión Nacional de Valores in Argentina, and the U.S. Securities and Exchange Commission.

Unless required by applicable law, Repsol YPF does not assume any obligation – even when new data are published or new events occur – of publicly disclosing the update or review of these forward-looking statements.

Repsol YPF S.A	29

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: April 29th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer